Donald R. Keer, P.E., Esq

March 23, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

Esoteric, LLC

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to Commissions Comments
Amendment No. 3 and 4 to Offering Statement on Form 1-A
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 4 to its Offering Statement on Form 1-A on March 23, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

We have two general responses which help address some of your comments. First, some of the initial accounting, performed by the management, which was a compilation of expenses, planned expenses, land acquisition plans and other items which were not prepared by an accountant nor were they meant for presentation. Second, in an effort to provide a prompt response to your comments on Amendment 2, Amendment 3 was submitted without proper review and some responses were not captured. Only a few of the Bear Village management responses were presented. We apologize for the inconvenience.

The comments from Amendment 3 and the Bear Village responses with locations within the filing document are presented below:

1

Amendment No. 3 to Offering Statement on Form 1- General

1.               We reissue comment 2 in part. Part I Item 3 indicates you provide Rule 262(d) "bad actor" disclosure; however, we are unable to locate such disclosure, and you did not provide a response letter. Please revise to reconcile the apparent inconsistency. Please advise us of any prior and planned sales activity of Network 1.

Original Comment 2:

Part I Item 3 indicates you provide Rule 262(d) "bad actor" disclosure; however, we are unable to locate such disclosure. We also note you indicate "none" for Part I Item 6; however, you were incorporated in 2020 and issued securities to your founders and in return for $30,000 of invoices. Please revise to reconcile the apparent inconsistencies. With respect to the Item 6 response, please advise us of any prior and planned sales activity of Network 1

a.       RESPONSE

i. Part I Item 3 “bad actor” disclosure under Rule 262 does not apply as Bear Village, Inc. does not have anyone who falls under that category. The indication of disclosures being supplied was incorrect.

ii. Part I Item 6 securities was modified to reflect the issuance of stock

iii. Part I Item 6 has been modified to reflect that Network 1 has no prior or planned sales, they will be engaged upon finalization of the SEC’s review of the Offering Circular.

2.               We reissue comment 3 in part. Please provide the principal occupations and employment of the officers and directors during the last five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on.

Original Comment 3:

Please revise to provide the disclosure required by Form 1-A's Offering Circular format. In this regard, we note you do not provide:

• the tabular or 5 year business experience disclosure as set forth in Item 10;

• the disclosure required by Item 13; and

• the disclosure required by Item 14(a) regarding the securities being offered.

a.       RESPONSE:

i. Bear Village, Inc. added clarifications in the resume of each officer on pages 40-41 of Part II

ii. Bear Village added the Item 13 disclosure to page 44 of Part II.

iii. Bear Village, Inc. added clarifications on page 45 of Part II.

2

Risk Factors

Risks relating to this Offering and our shares

Investors in this offering may not be entitled to a jury trial, page 8

3.               We reissue comment 4 in part. The form of subscription agreement indicates it will be governed by the laws of Georgia and the provision refers to the Court of Chancery in Wyoming. Please reconcile. In addition, the forum selection provision in the form of subscription agreement identifies the Court of Chancery of the State of Wyoming as the exclusive forum for all actions or proceedings relating to the agreement. The risk factor disclosure indicates that the provision will apply to claims under the federal securities laws. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please revise to provide similar disclosure regarding the waiver of jury trial provision

a.       RESPONSE: Bear Village corrected this on page 8 of Part II

Bear Village Asset Holdings TN, LLC, page 19

4.               We reissue comment 7. We note the statement that you have "teamed with regional and national industry leaders." We also note the statements on pages 1 and 6 that your project "will continue to receive tremendous support at the community, city, county and state levels" and that you have "partnerships with other national companies." Please revise to clearly disclose the bases for these statements and the statement that “[t]he Lodge, Condominium operations and amenities will provide the $100 million dollar resort project with over $10 million (stabilization +2 years) in operational income per year.” If you have arrangements or agreements with leaders or companies please file them as material contracts. In addition, disclose the basis for all material assumptions underlying revenue and cost projections for the condominium units to be constructed.

a.       RESPONSE:

i. Bear Village has not entered into any formal agreements and the “teamed” reference was removed. On page 6 the reference now reflects the on going discussions but no formal agreement.

ii. Bear Village has worked with the local government in Pigeon Forge, TN in order to present the project and obtain appropriate zoning. During those meetings the government officials were very supportive but have not provided any additional formal support. Therefore the statement on page 1 and 6 were corrected.

iii. On page 19 the reference to construction costs ($100 million) was eliminated as it is further discussed in other locations throughout the offering.

iv. With respect to the sale price of condominiums at the Lodge, a reference was added which shows a used condominium currently being offered for sale, without the associated amenities, in Pigeon Forge, with a similar square foot layout, listed at $429,000.

3

5.               We reissue prior comment 6. Please revise or provide a response advising us why you believe the disclosure is not material.

Original Comment 6:

We note the statements on page 1 that you have "two resorts in development" and "will break ground" in 2021. Please revise Milestones, Use of Proceeds and where appropriate to clarify the status and costs of the significant aspects of your business plan. For example, it is unclear how much the land acquisition, regulatory approvals and construction of each of the 2 properties will cost. As this offering has no minimum, it is also unclear if and how you will proceed if you raise only the amounts in, for example, the first 2 columns on page 14. Please revise accordingly.

a.       RESPONSE:

i. Bear Village modified timeline and milestones on page 17 to reflect current conditions and timing.

ii. Bear Village added a clarification on page 14 that any shortfall in the offering amount will be made-up utilizing traditional construction financing.

Security Ownership of Management and Certain Security Holders, page 44

6.               Please provide a beneficial ownership table; include a percent of class column in the table and the addresses of the individuals listed. See Item 12 of Form 1-A.

a.             RESPONSE:

i. Bear Village added the table on page 44.

Independent Auditors' Report, page F-2

8.               We note that the auditor's consent refers to an explanatory paragraph in the audit report for a going concern modification. We also note that the audit report does not include the explanatory paragraph. Please address this inconsistency.

a.             RESPONSE

i. Bear Village is unable to find this reference in the Auditor’s Report on F-2.

Statement of Stockholder's Equity, page F-5

9.               We reissue comment 10. Please tell us why the 100,000 shares of Series A preferred stock issued to your principal shareholders have not been reflected in your financial statements.

a.             RESPONSE

i. Bear Village corrected the balance sheet on page F-3

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Statement of Cash Flows, page F-6

10.         We reissue comment 11. Please explain why your balance sheet reflects a cash balance of $100,000, the liquidity and capital resources section of the MD&A discloses a cash balance of $10,615 and the statement of cash flows reflects $0 cash and cash equivalents as of September 30, 2020. In addition, tell us how the $100,000 notes payable have been reflected in the statement of cash flows.

a.             RESPONSE

i. Bear Village corrected the financials per the accountant and auditor’s direction.

ii. As previously mentioned, the management’s initial spreadsheets were inadvertently inserted leading to inconsistencies.

11.           Please tell us why you have recorded a $30,000 cash inflow for the issuance of shares when the statement of stockholders' equity reflects receipt of $130,000 for issuance of shares.

a.             RESPONSE

i. Bear Village corrected the financials per the accountant and auditor’s direction.

ii. As previously mentioned, the management’s initial spreadsheets were inadvertently inserted leading to inconsistencies.

Note 1 - Organization and Nature of the Business, page F-7

12.           We reissue comment 12 in part. Your disclosure in Note 2 continues to discuss revenue from advisory services and underwriting and Note 5 continues to discuss broker dealer regulations. Please explain these disclosures in the context of your proposed business model or revise.

a.             RESPONSE

i. This note was a typographical error referencing another filing management used as a guide to its filing. It was removed.

Notes to Financial Statements, page F-7

13.           We note that you have significantly decreased the amount recorded for Property, Plant and Equipment and recharacterized the amount as "Other assets" on your balance sheet. We also note that you have significantly decreased the amount recorded for Notes Payable on your balance sheet. Please explain to us why your balance sheet has changed materially since the last amendment and whether these changes have been audited. As previously requested, please include notes to the financial statements to address the substance of Other assets previously characterized as Property, Plant and Equipment and Notes Payable as of September 30, 2020, including but not limited to material terms and relevant accounting policies.

a.             RESPONSE

i. Bear Village corrected the financials per the accountant and auditor’s direction.

ii. As previously mentioned, the management’s initial spreadsheets were inadvertently inserted leading to inconsistencies.

I hope that these responses adequately answer your comments. We appreciate your patience. Should you require any additional information or clarifications please let us know.

Yours,

Donald R. Keer, Esq.

cc: Richardo Haynes.